UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 7, 2018

Notice is hereby given that the 2018 annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 19, 2018, at 10:00 a.m. (Israeli time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, for the following purposes:

1.
To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2019, and the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Company’s Audit Committee and/or the Company’s Board of Directors the (“Board of Directors”).

2.	To approve the Company’s 2018 compensation policy (“Compensation Policy for Officer Holders”) in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).

3.
To re-elect to the Board of Directors each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman (each as an ordinary/ non-External Director as defined in the Companies Law) to serve for a one-year term, until the close of the next annual general meeting of shareholders.

4.
To approve that our Chairman of the Board of Directors, Mr. Dilip Shanghvi, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.

5.	To approve that our Director, Mr. Sudhir Valia, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.

6.	To approve an amended annual salary for Mr. Uday Baldota for his role as Chief Executive Officer (“CEO”) of the Company.

7.	To approve that our CEO, Mr. Uday Baldota, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2018.

Shareholders of record (including shares held through a bank, broker or other nominee that is a shareholder of record) at the close of business on November 16, 2018, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

You can vote your shares by attending the Meeting, or by any of the following alternative means: (i) completing and signing a proxy card or voting instruction form (for record shareholders and shareholders holding their shares in “street name,” respectively); or (ii) recording your vote over the Internet by following the instructions on the enclosed proxy card. If you are a record shareholder voting by mail, the proxy must be received by our transfer agent not later than 11:59 a.m. EST on December 18, 2018 or at our registered office not later than 4:00 a.m. Israeli time on December 19, 2018, to be validly included in the tally of ordinary shares voted at the Meeting. If you hold your ordinary shares in “street name,” an earlier deadline may apply to receipt of your voting instruction form by your broker, trustee or nominee, if indicated on such form. Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing in the “Investor Relations” portion of our website at http://www.taro.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, November 11, 2018, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israeli time). Our telephone number at our registered office is +972-4-847-5700.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

2

TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value New Israeli Shekel (“NIS”) 0.0001 each (“Ordinary Shares”) and founders' shares, nominal (par) value NIS 0.00001 (“Founders' Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 19, 2018, at 10:00 a.m. (Israeli time) at the offices of Meitar Liquornik Geva Leshem Tal, our Israeli legal counsel, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.
Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2019, and the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed in accordance with the volume and nature of their services, by the Company’s Audit Committee (the “Audit Committee”) and/or the Board of Directors.

2.	Approval of the 2018 compensation policy (“Compensation Policy for Officer Holders”) in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).

3.
Re-election to the Board of Directors of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman (each, as an ordinary/non-External Director as defined in the Companies Law) to serve for a one-year term, until the close of the next annual general meeting of shareholders.

4.	Approval that our Chairman of the Board of Directors, Mr. Dilip Shanghvi, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.

5.	Approval that our Director, Mr. Sudhir Valia, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.

6.	Approval of an amended annual salary for Mr. Uday Baldota for his role as Chief Executive Officer (“CEO”) of the Company.

7.	Approval that our CEO, Mr. Uday Baldota, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2018.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 16, 2018. You are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 16, 2018, or which appear in the participant listing of a securities depository on that date. In that case, these proxy materials are being forwarded to you by your bank, broker, or other nominee.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you.

Quorum

As of October 24, 2018, we had 39,019,371 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date (November 16, 2018) is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least three shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote on a particular proposal.

Majority Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition to the simple majority required for the approval of all proposals, the approval of each of Proposals 2 (adoption of the Compensation Policy for Officer Holders), 4 (approval of amended bonuses for Mr. Dilip Shanghvi, our Chairman of the Board of Directors), 5 (approval of amended bonuses for Mr. Sudhir Valia, our Director), 6 (approval of an amended annual salary for Mr. Uday Baldota, our CEO), and 7 (approval of amended bonuses for Mr. Uday Baldota, our CEO) also requires that either of the following conditions be met:

•
the majority voted in favor of the proposal includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal and who vote on the proposal (not including abstentions); or

•	the total number of votes of such non-controlling, non-conflicted shareholders voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (that is, its chief executive officer). For purposes of Proposals 2, 4, 5, 6, and 7, a shareholder is furthermore deemed to be a controlling shareholder if he, she or it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and for the purposes of Proposals 2, 4, 5, 6, and 7, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders.

A “personal interest” of a shareholder under the Companies Law (a) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (b) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

2

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposals 2, 4, 5, 6, and 7; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of Proposals 2, 4, 5, 6, or 7, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 2, 4, 5, 6, or 7 (as applicable). In order to confirm that you lack a conflict of interest in the approval of any such proposal and in order to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” Items 2A, 4A, 5A, 6A, and 7A on the accompanying proxy card or voting instruction form when you record your vote or voting instruction form on Proposals 2, 4, 5, 6, and 7, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 2, 4, 5, 6, and 7, you should check the box “AGAINST” Items 2A, 4A, 5A, 6A, or 7A (as applicable) on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, 4, 5, 6, or 7 (as appropriate), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the Meeting, or by any of the following alternative means: completing and signing a proxy card; or recording your vote over the Internet by following the instructions on the enclosed proxy card. If you vote via the proxy card that has been mailed to you, please be certain to complete, sign and return it in the envelope that was enclosed with it. You may change your mind and cancel your proxy card by sending our Company written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our registered Israeli offices at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, by 4 a.m., Israeli time on December 19, 2018, or our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 p.m. EST on December 18, 2018. Internet voting should be submitted by 11:59 p.m. EST on December 17, 2018.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. To vote by internet, please follow the instructions on the enclosed voting instruction form to direct your broker, trustee or nominee how to vote your shares. All votes should be submitted by 11:59 p.m. EST on December 17, 2018, (or such earlier deadline as may be indicated on the instructions that you receive) in order to be counted towards the tally of Ordinary Shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement showing that you owned your Ordinary Shares at or about the record date.

Various Voting Scenarios

If you are a shareholder of record and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board (assuming, in the case of Proposals 2, 4, 5, 6, and 7, that you have indicated “FOR” Items 2A, 4A, 5A, 6A, and 7A, thereby confirming that you lack a conflict of interest concerning those proposals and are not a controlling shareholder). However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only proposal on the Meeting agenda that may be considered routine is Proposal 1 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on any proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares of record are held by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

3

Revocation of a Proxy or Voting Instructions

Shares Held by Record Shareholders

If you a record shareholder, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•
you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our Israeli offices at least six hours prior to the time set for beginning the Meeting (i.e., by 4:00 a.m., Israeli time, on December 19, 2018);

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

•
you can attend the Meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the Meeting and then vote in person. Your attendance at the Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the Meeting should be delivered to our Israeli offices, located at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, Attention: Myla Kaplan, Senior Counsel - Israeli Operations, Director, or hand-delivered to the chairman of the Meeting at or before the taking of the vote at the Meeting.

Shares Held in Street Name

If your shares are held on the New York Stock Exchange via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 20, 2018. Certain officers, directors and employees, of the Company, none of whom will receive additional compensation therefor, may solicit proxies by email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

We have retained MacKenzie Partners, Inc., a proxy solicitation firm, to perform various solicitation services in connection with the Meeting. We will pay MacKenzie Partners a customary fee, plus phone and other related expenses, in connection with its solicitation services. MacKenzie Partners has engaged certain of its employees to assist us in connection with the solicitation of proxies.

Voting Results

We will tally the final voting results based on the information provided by our transfer agent, and will publish the overall results of the Meeting following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” portion of our Company’s website, at http://www.taro.com. The contents of that website are not a part of this Proxy Statement.

4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of October 24, 2018 by:

■	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

■	each of our directors and executive officers individually; and

■	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership (whether as of October 24, 2018, or whether due to the right to have that power or benefit within 60 days thereafter). The percentage of shares beneficially owned shown below is based on 39,019,371 Ordinary Shares outstanding as of October 24, 2018.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each beneficial holder's address is c/o Taro Pharmaceutical Industries Ltd., 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel.

		Percentage of
	Number of Ordinary	Outstanding Ordinary
Name	Shares	Shares
Sun Pharmaceuticals Industries Ltd. (1)	29,497,813	75.60%
Dilip Shanghvi (2)	—	0.00%
Abhay Gandhi	—	0.00%
Sudhir Valia (3)	—	0.00%
Uday Baldota	—	0.00%
Linda Benshoshan	—	0.00%
Elli Streit	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Mariano Balaguer	—	0.00%
Stephen Manzano, Esq.	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michele Visosky	*	*
Chantal LeBlanc	—	0.00%
Richard Glaze	—	0.00%
Total for all directors and officers (15 persons) listed above, as a group	*	*
*Less than 0.01%.
____________________________
(1)	As reported in the Schedule 13D/A filed by Sun Pharma on November 27, 2013. The address of Sun Pharma is Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India.
(2)
Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.38% of Sun Pharma. As of October 24, 2018, Sun Pharma and its affiliates owned 75.6% of our outstanding Ordinary Shares.

(3)	Sudhir Valia is also a director of Sun Pharma. As of October 24, 2018, Sun Pharma and its affiliates owned 75.6% of our outstanding Ordinary Shares.

5

The following table sets forth certain information regarding the ownership of our Founders’ Shares by our directors and officers as of October 24, 2018. The percentage of ownership is based on 2,600 Founders’ Shares outstanding as of October 24, 2018.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd.(1)	2,600	100.00%
____________________________
(1)
Alkaloida Chemical Company Exclusive Group Ltd., or Alkaloida, a subsidiary of Sun Pharma, owns all 2,600 of our outstanding Founders’ Shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of Ordinary Shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the Founders’ Shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

OFFICE HOLDER COMPENSATION IN FISCAL YEAR ENDED MARCH 31, 2018

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The table below outlines the compensation earned by our five most highly compensated senior office holders during or with respect to the fiscal year ended March 31, 2018, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(U.S. dollars)
Name and Principal Position(2)	Base Compensation(3)	Benefits and Perquisites(4)	Variable compensation(5)	Equity-Based Compensation	Total
Dilip Shanghvi	921,243	—	608,752	—	1,529,995
Sudhir Valia	611,729	—	392,096	—	1,003,825
Uday Baldota	461,538	153,122	196,154	—	810,814
Mariano Balaguer	347,274	56,755	221,192	—	625,221
Ara Aprahamian	310,756	54,734	236,797	—	602,289
____________________________
(1)
All amounts reported in the table represent amounts recorded in the Company’s financial statements, which in some instances is a portion of the Covered Executive’s compensation, as more fully described in the footnotes below. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate during the fiscal year ended March 31, 2018.

(2)
Mr. Dilip Shanghvi and Mr. Sudhir Valia are directors of Taro. Mr. Uday Baldota is a full-time employee of Taro and CEO and Director. Mr. Mariano Balaguer is a full-time employee of Taro and Vice President, Chief Financial Officer and Chief Accounting Officer. Ara Aprahamian is a former full-time employee of Taro.

(3)
As As approved by our shareholders, Mr. Shanghvi’s base compensation consists of USD 869,648 of management fees, USD 42,434 of statutory director fees and USD 9,161 of board meeting fees. Similarly, Mr. Valia’s base compensation consists of USD 560,134 of management fees, USD 42,434 of statutory director fees and USD 9,161 of board meeting fees.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, rent assistance, and other benefits and perquisites consistent with Taro’s guidelines.

(5)	Amounts reported in this column represent short and long-term performance based bonuses that were earned during the fiscal year ended March 31, 2018, subject to vesting.

6

PROPOSAL 1
RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, which we refer to as BDO Israel, has been nominated and approved by the Board of Directors and the Audit Committee for re-appointment as the Company's independent auditors for the fiscal year ending March 31, 2019, and for the additional period until the close of the annual general meeting of the shareholders of the Company that follows the Meeting. The shareholders at the Meeting are requested to approve such auditors’ re-appointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

We paid the following fees for professional services rendered by BDO Israel for the years ended March 31, 2018 and 2017, respectively.

	Year ended March 31, 2018	Year ended March 31, 2017
	(in millions)
Audit fees	$0.71	$0.69
Tax fees	0.06	0.06
Other fees	0.10	—
Total	$0.87	$0.75

The audit fees for the years ended March 31, 2018 and 2017, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the Audit Committee.

Tax fees represent fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Other fees represent fees for additional professional services performed for certain legal entities.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be, and hereby are, re-appointed as the Company’s independent auditors for the fiscal year ending March 31, 2019, and for the additional period until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

Required Majority

In order to approve the above resolution pursuant to Proposal 1, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the reappointment of BDO Israel as described above.

PROPOSAL 2
ADOPTION OF THE COMPENSATION POLICY FOR OFFICE HOLDERS

Background

The Companies Law requires all public Israeli companies, including companies whose shares are only listed outside of Israel, to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability.

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The Companies Law defines “office holders” to include a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, any manager that reports directly to the general manager, and any director.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the board. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

The compensation policy—or an amended version thereof— must be approved once again by the compensation committee, board of directors and shareholders every three years following its last adoption. Our initial compensation policy was approved by our Board, upon the recommendation of our Compensation Committee (the “Compensation Committee”), and was approved by our shareholders on September 12, 2013, and ratified and approved again on March 27, 2014. In December 2016, following its approval by our Compensation Committee and Board, our renewed compensation policy was approved by a majority of our shareholders, but not by the requisite special majority of the non-controlling, disinterested shareholders. As permitted under the Companies Law, our Compensation Committee and Board reconsidered the renewed compensation policy, determined that its adoption was beneficial to our Company based on several factors, and adopted it on February 9, 2017. We refer to that renewed, existing compensation policy of our Company as the 2017 compensation policy.

After reviewing the 2017 compensation policy in light of the feedback that we had received from our shareholders and shareholder advocacy organizations prior to our December 2016 shareholder meeting, our Compensation Committee and Board of Directors have implemented various changes to the policy, which are reflected in the Compensation Policy for Office Holders that is appended to this Proxy Statement as Annex A.

In particular, the Compensation Policy for Office Holders is responsive to our shareholders’ request that we provide greater detail as to the criteria to be used in awarding incentive-based compensation such as annual bonuses and long-term incentive compensation for our office holders. The additional information that is included in the Compensation Policy for Office Holders, which did not appear in the 2017 compensation policy, covers the following substantial matters:

•
It defines specific annual bonus and long-term incentive (“LTI”) targets as a percent of base salary, defines performance criteria with relative weights, and contains a calculation methodology with thresholds and maximum payout multipliers cited (Sections 6.5 and 6.8);

•	It defines performance objectives for both annual bonus and LTI compensation (Section 6.8);
•	It introduces the measure of relative sales growth as compared to market peers, and creates alignment of interests. (Section 6.5);
•
It defines a range of target bonus opportunity with performance metrics linked to short-term compensation, including disclosure of three specific financial metrics measured against relative weights (Section 6.5);

•	It specifies a bonus calculation methodology, including threshold performance levels required to be met in order to trigger minimal bonus payments, and maximum payout multipliers (Section 6.5).

The above highlights do not cover every aspect of the Compensation Policy for Office Holders, and are qualified in their entirety by reference to the copy of the proposed Taro Compensation Policy for Office Holders that appears as Annex A to this Proxy Statement.

Following its review of the proposed Compensation Policy for Office Holders, each of the Compensation Committee and then the Board has approved the Compensation Policy for Office Holders and recommended that our shareholders adopt it at the Annual General Meeting.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting of Shareholders:

“RESOLVED, that the Taro Compensation Policy for Office Holders in the form attached as Annex A to the Proxy Statement be, and hereby is, approved in all respects pursuant to the Companies Law.”

Required Majority

The required vote to approve the above resolution under Proposal 2 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

•
the majority includes the majority of the voting power of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest in the approval of the matter present at the meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the proposal by the non-controlling shareholders who do not have a conflict of interest in the approval of the matter does not exceed two percent (2%) of the aggregate voting rights in the Company.

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Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 2. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item 2A on the proxy card in order for your vote to be counted towards or against the special majority required under the Companies Law for the approval of the Compensation Policy for Office Holders under Proposal 2. If you do not check that box, even if you vote in favor of Proposal 2, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 2, you should check the box “AGAINST” Item 2A.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-conflicted, non-controlling shareholders for purposes of Proposal 2.

Board Recommendation

             The Board of Directors unanimously recommends a vote FOR the approval of the Company’s Compensation Policy for Office Holders, in accordance with the requirements of the Companies Law.

PROPOSAL 3
RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominees, or to abstain) will be voted for the re-election, as directors of the Company, of the six nominees named below who shall hold office from the close of the Annual General Meeting until the close of the next annual general meeting of shareholders, unless any such director’s office is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association. The director nominees will be entitled to the remuneration approved for them by the Compensation Committee, the Board of Directors and our shareholders (in the case of Messrs. Shanghvi and Valia, as described in, Proposals 4 and 5 of this Proxy Statement and to the extent approved at the Meeting).

The list of nominees, all of whom are currently directors, is as follows:

1.	Dilip Shanghvi
2.	Abhay Gandhi
3.	Sudhir Valia
4.	Uday Baldota
5.	James Kedrowski
6.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees has declared to the Company that he complies with the required qualifications under the Companies Law for election as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company. Copies of the declarations of the director nominees are available for inspection at the Company’s offices in Haifa Bay, Israel.

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Biographical Information for Director Nominees

The following information is supplied with respect to each nominee for election to the Board of Directors pursuant to this Proposal 3 and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as Director and Chairman from September 2010 to April 2012. He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry. A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011. He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005. Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a Director in December 2016 and Vice Chairman of the Taro Board in February 2017. Mr. Gandhi has served as Chief Executive Officer of Sun Pharmaceutical Industries, Inc. (“Sun Pharmaceuticals”) since November 2016. Mr. Gandhi also served as Interim Chief Executive Officer of Taro from December 2016 until Mr. Uday Baldota’s assumption of these duties in August 2017. Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions. Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years. Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd. From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014. Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

Sudhir Valia became a member of the Taro Board in September 2010. Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994. Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006. He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009. Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice. Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd. Mr. Valia is a qualified chartered accountant in India.

Uday Baldota became a member of the Taro Board in December 2016 and assumed the role of Chief Executive Officer in August 2017. He continues as a member of the global Core Management Team of Sun Pharma. Mr. Baldota was formerly Executive Vice President & Chief Financial Officer of Sun Pharma. He led their global Finance function from June 2012 and was designated as the Chief Financial Officer in August 2014. From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma. Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit. Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003. Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999. Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

James Kedrowski became a member of the Taro Board in May 2011. In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013.  Mr. Kedrowski was with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and served as its President.  Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the United States as Operational Vice President for seven North American Industrial Chemicals plants.

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Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Mapi Pharma, Ltd.  He serves as Dean of the Business School at the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Enzymotec (NASDAQ:ENZY), Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel.  He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

Proposed Resolutions

The Board of Directors will present the following resolutions at the Annual General Meeting:

“RESOLVED, that Dilip Shanghvi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Abhay Gandhi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Sudhir Valia be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Uday Baldota be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that James Kedrowski be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Dov Pekelman be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

Required Majority

In order to approve each above resolution pursuant to Proposal 3, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the re-election of each of the proposed nominees under Proposal 3.

PROPOSAL 4
AMENDED ANNUAL BONUSES FOR DILIP SHANGHVI

Background

As required by the Companies Law, the initial approval of, or any amendment to, the terms of service or employment of directors in a public company requires approval by the company’s compensation committee, board of directors and shareholders. If a controlling shareholder serves as a director of a public company, such approval is required once every three years, even when the terms of employment have not changed. The bonuses for Mr. Dilip Shanghvi, our Chairman of the Board, who may be deemed to control us indirectly via his (along with entities controlled by him and members of his family) control of Sun Pharma, our controlling shareholder, have been approved by the Compensation Committee and Board of Directors of our Company, and consist of an adjusted target annual bonus in an amount of up to 100% of his management fee.

If approved at the Meeting, the effectiveness of the above-described bonuses for Mr. Shanghvi will be as of April 1, 2018, subject to Mr. Shanghvi’s re-election at the Meeting pursuant to Proposal 3. The Compensation Committee and the Board of Directors believe that such bonuses are in line with our office holder compensation policy (both our existing 2017 compensation policy and the Compensation Policy for Office Holders that is subject to approval at the Meeting pursuant to Proposal 2).

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Proposed Resolutions

“RESOLVED, that Mr. Dilip Shanghvi, beginning April 1, 2018, be eligible for annual bonuses targeted in an amount of 100% of his annual management fee in accordance with the Compensation Policy for Office Holders.”

Required Majority

The required vote to approve the above resolution under Proposal 4 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

•
the majority includes the majority of the voting power of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the matter present at the Meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the policy by the non-controlling shareholders who do not have a conflict of interest in the approval of the matter does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 4. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item 4A on the proxy card or voting instruction form in order for your vote to be counted towards or against the special majority required under the Companies Law for the approval of Mr. Shanghvi’s annual bonuses under Proposal 4. If you do not check that box, even if you vote in favor of or against Proposal 4, your vote will not be counted towards or against the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted as part of the votes of the non-controlling shareholders for purposes of Proposal 4.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the annual bonuses for Dilip Shanghvi under Proposal 4.

PROPOSAL 5
AMENDED ANNUAL BONUSES FOR SUDHIR VALIA

Background

As required by the Companies Law, the initial approval of, or any amendment to, the terms of service or employment of directors in a public company requires approval by the company’s compensation committee, board of directors and shareholders. If a controlling shareholder serves as a director of a public company, such approval is required once every three years, even when the terms of employment have not changed. The bonuses for Mr. Sudhir Valia, our director, who may be deemed to control us indirectly via his (along with entities controlled by him and members of his family) control of Sun Pharma, our controlling shareholder, have been approved by the Compensation Committee and Board of Directors of our Company, and consist of an adjusted target annual bonus in an amount of up to 100% of his annual management fee.

If approved at the Meeting, the effectiveness of the above-described bonuses for Mr. Valia will be as of April 1, 2018, subject to Mr. Valia’s re-election at the Meeting pursuant to Proposal 3. The Compensation Committee and the Board of Directors believe that such bonuses are in line with our office holder compensation policy (both our existing 2017 compensation policy and the Compensation Policy for Office Holders that is subject to approval at the Meeting pursuant to Proposal 2).

Proposed Resolutions

“RESOLVED, that Mr. Sudhir Valia, beginning April 1, 2018, be eligible for annual bonuses targeted in an amount of 100% of his annual management fee.”

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Required Majority

The required vote to approve the above resolution under Proposal 5 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

•
the majority includes the majority of the voting power of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the matter present at the Meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the policy by the non-controlling shareholders who do not have a conflict of interest in the approval of the matter does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 5. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item 5A on the proxy card or voting instruction form in order for your vote to be counted towards or against the special majority required under the Companies Law for the approval of Mr. Valia’s annual bonuses under Proposal 5. If you do not check that box, even if you vote in favor of or against Proposal 5, your vote will not be counted towards or against the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted as part of the votes of the non-controlling shareholders for purposes of Proposal 5.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the annual bonuses for Sudhir Valia under Proposal 5.

PROPOSAL 6
ADOPTION OF AMENDED COMPENSATION FOR UDAY BALDOTA

Background

As required by the Companies Law, the initial approval of, or any amendment to, the terms of service and employment of the chief executive officer in a public company require approval by the company’s compensation committee, board of directors and shareholders. The amended annual salary of our CEO, Mr. Uday Baldota, has been approved by the Compensation Committee and Board of Directors of our Company and consists of an amended annual salary (for the fiscal year ending March 31, 2019) in an amount of USD 819,200, increased from an amount of USD 800,000.

If approved at the Meeting, the effectiveness of the above-described annual salary for Mr. Baldota will be as of April 1, 2018. The Compensation Committee and the Board of Directors believe that the amended annual salary is in line with our office holder compensation policy (both our existing 2017 compensation policy and the Amended Compensation Policy that is subject to approval at the Meeting pursuant to Proposal 2).

Proposed Resolutions

“RESOLVED, that the annual salary of Mr. Uday Baldota for his role as Chief Executive Officer of the Company, effective as of April 1, 2018, be in the amount of USD 819,200, subject to adjustment from time to time in accordance with the Company’s performance review and merit increase process and subject to the terms of and receipt of all required approvals.”

Required Majority

The required vote to approve the above resolution under Proposal 6 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

•
the majority includes the majority of the voting power of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the matter present at the Meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the policy by the non-controlling shareholders who do not have a conflict of interest in the approval of the matter does not exceed two percent (2%) of the aggregate voting rights in the Company.

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Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 6. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item 6A on the proxy card or voting instruction form in order for your vote to be counted towards or against the special majority required under the Companies Law for the approval of Mr. Baldota’s amended annual salary under Proposal 6. If you do not check that box, even if you vote in favor of or against Proposal 6, your vote will not be counted towards or against the special majority required under the Companies Law for approval of this proposal.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted as part of the votes of the non-controlling shareholders for purposes of Proposal 6.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the annual salary of Uday Baldota under Proposal 6.

PROPOSAL 7
AMENDED ANNUAL BONUSES FOR UDAY BALDOTA

Background

As required by the Companies Law, the initial approval of, or any amendment to, the terms of service and employment of the chief executive officer in a public company require approval by the company’s compensation committee, board of directors and shareholders. The amended annual bonuses for Mr. Baldota have been approved by the Compensation Committee and Board of Directors of our Company and consist of, beginning April 1, 2018, eligibility for annual bonuses targeted in an amount of 50% of his annual salary in accordance with the Compensation Policy for Office Holders (the version thereof that is subject to approval at the Meeting pursuant to Proposal 2).

Proposed Resolutions

 “RESOLVED, that the annual bonuses for Mr. Uday Baldota for his role as Chief Executive Officer of the Company, effective as of April 1, 2018, be an amount targeted at 50% of his annual salary in accordance with the Compensation Policy for Office Holders.”

Required Majority

The required vote to approve the above resolution under Proposal 7 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either:

•
the majority includes the majority of the voting power of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the matter present at the Meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the policy by the non-controlling shareholders who do not have a conflict of interest in the approval of the matter does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 7. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item 7A on the proxy card or voting instruction form in order for your vote to be counted towards or against the special majority required under the Companies Law for the approval of Mr. Baldota’s annual bonuses under Proposal 7. If you do not check that box, even if you vote in favor of or against Proposal 7, your vote will not be counted towards or against the special majority required under the Companies Law for approval of this proposal.

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Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted as part of the votes of the non-controlling shareholders for purposes of Proposal 7.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the annual bonuses for Uday Baldota under Proposal 7.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2018, the consolidated statements of income for the fiscal year then ended, and the auditor’s report thereon, all of which are included in our Annual Report on Form 20-F for the twelve month period ended March 31, 2018, which we filed with the SEC on June 21, 2018, and can be accessed at http://www.taro.com and through the EDGAR website of the SEC at www.sec.gov. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  November 7, 2018

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ANNEX A

COMPENSATION POLICY FOR OFFICE HOLDERS

Compensation Policy for Office Holders

Effective as of April 1, 2018

1.	Introduction and Establishment

1.1
Taro Pharmaceutical Industries Ltd. (hereinafter: “Taro” or the “Company”) is a multinational, science-based pharmaceutical company, operating primarily in the United States, Canada and Israel, through three entities: (i) Taro Israel, and two of its subsidiaries, (ii) Taro Pharmaceuticals Inc. (Taro’s indirect Canadian subsidiary) and (iii) Taro Pharmaceuticals U.S.A., Inc. (Taro’s U.S. subsidiary). Operating in an intensely competitive pharmaceutical industry, the Company develops, manufactures and markets generic and branded prescription and over-the-counter pharmaceutical products. Taro competes with the original manufacturers of the brand-name, other generic drug manufacturers and manufacturers of new drugs that may compete with the Company’s generic drugs. Many of Taro’s competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition. Because the pharmaceutical industry in which Taro operates is science based, it is imperative that Taro attract and retain qualified personnel, including management personnel, in order to develop new products and compete effectively. The Company’s compensation practices are therefore aimed at retaining key personnel, including management members.

1.2
Taro’s 2018 Compensation Policy for Office Holders (this “Compensation Policy” or this “Policy”) is set forth in this document.  Upon approval at the 2018 Annual General Meeting of Shareholders, the Policy will become retroactively effective as of April 1, 2018 (the “Effective Date”) and will remain in effect for a maximum period of three years from the Effective Date, as provided under the Israeli Companies Law, 5759-1999 (the “Companies Law”), unless terminated earlier by the Company’s board of directors (the “Board”).

2.	Purpose

2.1
The Compensation Policy seeks to promote the Company’s objectives and its short and long term business plans, and create appropriate incentives for the Company’s Office Holders (as defined in Section 3.1), by:

2.1.1	Linking pay to performance, thereby aligning the Office Holders’ interests with those of the Company and its stakeholders;

2.1.2	Acting to ensure that the Office Holders are aligned in achieving the Company’s short and long term financial and strategic objectives; and

2.1.3	Enabling the Company to attract, retain, reward and motivate highly skilled Office Holders.

3.	Applicability

3.1
The Compensation Policy shall apply to any “Office Holder”, as defined under the Companies Law (each, an “Office Holder”), consisting of the following: a Director, the chief executive officer, an executive or senior vice president, a vice president, any person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinate to the chief executive officer. As of the adoption of this Policy, in addition to the seven non-employee members of our Board, the Company considers an additional sixteen individuals to be Office Holders, subject to change based on the approval of the compensation committee of the Board (the “Compensation Committee” or “Committee”) and the Board in the event of any Company organizational structure change.

3.2
The Compensation Policy is intended to apply to the Office Holders serving in the Company at the date of its entry into force and all Office Holders who will commence their service with the Company while the Policy is in effect.

3.3
For clarity, Section 6 of this Compensation Policy is intended to apply to all Officer Holders other than non-management Directors (each, a “Management Office Holder”) and Section 8 of this Compensation Policy is intended to apply to all Officer Holders that are non-management Directors (each, a “Non-Management Director”).  The chief executive officer of the Company is intended to be Management Officer Holder and not a Non-Management Director as referenced above, whether or not a director of the Company.

4.	Principles of the Compensation Policy

4.1	The Company has established this Compensation Policy in accordance with the following considerations:

4.1.1	Promoting the Company’s strategic objectives, work plans and policies in order to enhance both long term and short term value for all of Taro’s stakeholders.

4.1.2	Creating appropriate incentives for the Office Holders of the Company, taking into consideration the Company’s risk management strategies.

4.1.3	The size of the Company and the nature and scope of its activities.

4.1.4
With respect to variable components – the contribution of the Office Holder to the achievement of the Company’s objectives and the maximization of its profits, by balancing long term considerations with short term considerations and in accordance with the position of the Office Holder.

4.2	In determining an Office Holder’s compensation, the following criteria, among others, will be examined:

•	The Office Holder’s education, qualifications, skills, professional experience and achievements.

•	The Office Holder’s position and areas of responsibility, the impact associated with, and scope of, the Office Holder’s position, and the Office Holder’s previous salary arrangements with the Company.

•
The difference between the annual cost of the employment terms of the Office Holder and the average and median annual salary of Taro’s employees and outsourced service providers, by geographic location, as well as whether such disparity has an effect on employment relations at the Company.

•	The ratio between the variable compensation components and the fixed compensation components.

•	Compensation practices of other companies that are active in similar markets.

4.3
As of the Effective Date of this Compensation Policy, all existing employment agreements and employment terms of the Company’s Office Holders are consistent with this Compensation Policy, its principles and guidelines.

5.	Compensation Committee Responsibility

5.1
The Compensation Committee of the Board is responsible for reviewing the Company’s compensation policies (including the Compensation Policy) in light of the Company’s compensation philosophy expressed and adopted by the Board from time to time. The Committee also evaluates the performance of the Company’s Office Holders, makes recommendations to the Board regarding the compensation of the Office Holders  (including Directors), and reviews any organizational restructuring pertaining to the roles, responsibilities and selection of Office Holders.

5.2
The Committee is responsible for ensuring that any arrangement between the Company and a Director as to such Director’s terms of service (including, if applicable, employment),  is generally consistent with this Compensation Policy. Any such arrangement generally requires the approval of the Committee, and subject to such approval and a favorable recommendation by the Committee, also requires Board and shareholder approval.

6.	Components of the compensation of Management Office Holders

The compensation of Management Office Holders may include the following components:

6.1	Base salary, social and other benefits (“Fixed Compensation”)

6.2	The base salary of Management Office Holders shall be determined based on the following:

6.2.1	The factors specified in Section 4.2 above.

6.2.2	Executive compensation survey (benchmark) of companies operating in similar industries and/or with similar financial performance, per geographic location.

6.2.3
A performance review and performance based merit increase process conducted by the Committee, which, subject to the parameters specified in Section 4.2 and Section 6.2.2, may result in an adjustment to base salary in an amount that does not exceed 20% of the base salary prior to such adjustment.

6.3
Fixed Compensation may include additional benefits. In light of the Company’s global nature and the fact that its Management Office Holders are employed in geographic locations worldwide (US, Canada and Israel), under different legal systems, social benefits shall be adjusted according to the local laws, and customary employment terms. Management Office Holders shall be eligible to participate in and receive benefits from the standard and customary benefit plans provided to the Company’s employees.

Fixed Compensation may include any of the following additional benefits (including gross-up of the benefit value of any of the following for tax purposes):

(a)              Pension

(b)              Education fund

(c)              Severance pay

(d)              Manager's insurance (for Israel employees)

(e)          Employer’s allocations for 401(k) funds (for US employees) or RRSP funds (for Canada employees)

(f)          Medical insurance (general, prescription, vision and dental), life insurance, including with respect to immediate family members, and accidental death/dismemberment insurance

(g)              Disability insurance

(h)              Periodic medical examination

(i)           Leased car or company car (as well as related expenses), or the value of the use of a car, or transportation allowance

(j)           Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use of such device

(k)               Paid vacation, including, if applicable, redemption of accrued unused vacation

(l)                Sick days

(m)             Holiday and special occasion gifts

(n)              Recuperation pay

(o)              Expense reimbursement

(p)         Payments or participation in relocation and related costs, perquisites and expenses

(q)              COBRA (for US employees)

(r)              Change-of-control provisions

(s)              Loans or advances (to the extent permitted under applicable law)

(t)              Professional or academic courses or studies

(u)              Newspaper or online subscriptions

(v)              Professional membership dues or subscription fees

(w)              Professional advice or analysis (such as pension, insurance and tax)

(x)          Other benefits generally provided to Company employees (or any applicable affiliate or division)

(y)              Other benefits or entitlements mandated by applicable law

6.4
In addition, to attract qualified talent in the competitive employment markets in which the Company operates, on a limited, case by case basis, an Management Office Holder may be eligible to receive a sign-on bonus, at the discretion of the Committee and the Board, that is generally three (3) months or less of base salary, but in no event shall exceed six (6) months’ base salary, and, subject to applicable law, the Company will have the authority to recover all or a portion of any sign-on bonus paid to an Management Office Holder in the event of the Management Office Holder’s voluntary separation within a specified period of time of joining the Company.

6.5	Annual Cash Bonus Plan

6.5.1
An Management Office Holder’s compensation may include an annual cash bonus (“Bonus”) based upon the Company’s, business unit’s (if applicable), and individual’s, achievement of defined performance objectives for each Performance Period, as defined in Section 6.5.2, subject to the receipt of all approvals required by applicable law and to the terms of the Compensation Policy.

6.5.2	The “Performance Period” shall mean April 1 through March 31 of each applicable fiscal year (which dates represent the start and finish of the Company’s fiscal year).

6.5.3
Subject to the parameters specified in Section 4.1.4, the target annual cash bonus for Management Office Holders, excluding the chief executive officer, for one hundred percent (100%) achievement of Company, business unit, as applicable, and individual performance objectives (the “Target Bonus”) will be no less than fifteen percent (15%) and no more than forty percent (40%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked.

6.5.4	The Target Bonus for the chief executive officer will be no more than fifty percent (50%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked.

The Target Bonus Amounts of Management Office Holders can be summarized as follows:

Target Bonus Amounts of Management Office Holders
Title of Officer	Target Bonus (as a % of Base Salary)
Chief Executive Officer	Up to 50% of Base Salary
All Other Management Office Holders	15%-40% of Base Salary

6.5.5
The Target Bonus for an Management Office Holder, other than one who serves in a sales and marketing leadership capacity having profit and loss responsibility for a defined commercial segment(s) of the Company’s business and as designated by the Compensation Committee as such  (such excluded Management Office Holders, “Commercial Office Holders”), is comprised of two components (which shall be allocated relative proportional weight as described in Section 6.5.6 below): (i) Company achievement of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to market peers (these three types of Company-wide achievement, collectively, “Company Performance”) and (ii) individual achievement of personal objectives (“Individual Performance”) as specified in Section 6.5.12.4.

6.5.6
The Bonus for an Management Office Holder, other than a Commercial Office Holder, will be based seventy-five percent (75%) on Company Performance and twenty-five percent (25%) on Individual Performance, which proportions may be adjusted at the discretion of the Compensation  Committee, subject to Board approval.

6.5.7
The Target Bonus for a Commercial Office Holder is based on achievement in each of the following three categories (based on the relative proportions described in Section 6.5.8 below): (i) Assigned business unit(s) achievement of the combined parameters of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to business unit(s) peers,  (these three types of business-unit(s) wide achievement, collectively, “Business Unit Performance”), as described in Section 6.5.10, (ii) Company achievement of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to market peers (these three types of Company-wide achievement, collectively, “Company Performance”), as described in Section 6.5.9, and (iii) individual achievement of personal objectives (“Individual Performance”) as specified in Section 6.5.11.

6.5.8
The Bonus for a Commercial Office Holder will be based fifty percent (50%) on Business Unit Performance, twenty-five percent (25%) on Company Performance, and twenty-five percent (25%) on Individual Performance, which proportions may be adjusted at the discretion of the Compensation Committee, subject to Board approval.

The criteria used for calculating Target Bonus Amounts of Management Office Holders can be summarized as follows:

Performance Criteria for Calculating Target Bonus Amounts of Management Officers
Category of Office Holder	Criteria
Commercial Office Holders	Business Unit Performance: 50%; Company Performance: 25% Individual Performance: 25%
All Other Management Office Holders	Company Performance: 75% Individual Performance: 25%

6.5.9	Determining Bonus Linked to Company Performance

6.5.9.1
A minimum of 90% achievement of a combination of the Company’s budgeted net sales and budgeted EBT targets, with each given equal weight, (“Company Threshold Performance”) must be met for Management Office Holders to be eligible to receive the Company Performance component of the Bonus.  If the Company Threshold Performance is not met, then the Management Office Holder, other than Commercial Office Holders, will only be eligible for the Individual Performance component of the Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.  For Commercial Office Holders, if the Company Threshold Performance is not met, then the Commercial Office Holder  will be eligible for the Business Unit Performance component of the Bonus (subject to the achievement of BU Threshold Performance as specified in Section 6.5.10.1), and for the Individual Performance component of the Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.

6.5.9.2
Subject to Company Threshold Performance achievement, a payout multiplier will be applied to the Company Performance component of the Target Bonus based on two linked parameters: (i) level of achievement at or greater than Company Threshold Performance and (ii) the percent of relative sales growth as compared to market peers (“Relative Sales Growth”), as specified in Section 6.5.9.6.

6.5.9.3
A minimum payout multiplier of twenty percent (20%) will be applied to the Company Performance component of the Target Bonus for Company Threshold Performance coupled with less than zero percent (0%) of Relative Sales Growth.

6.5.9.4
A maximum payout multiplier of one hundred and fifty percent (150%) will be applied to the Company Performance component of the Target Bonus for combined achievement of budgeted net sales and budgeted EBT, with each given equal weight, of greater than one hundred percent (100%), coupled with a maximum level of achievement of a pre-defined Relative Sales Growth target, as determined annually by the Compensation Committee and the Board.

6.5.9.5
Payouts for Company Performance between the threshold (range from 20% to 75% of the Company Performance component of the Target Bonus, based on Relative Sales Growth achievement), target, and maximum will be determined using a slab approach with payout multipliers applied in a stepwise manner for achievement from threshold to maximum, with accelerated stepwise payout multipliers from target to maximum, subject to the maximum payout multipler specified in Section 6.5.9.4.

6.5.9.6
The Company will consider the following factors  in determining comparable market peer companies for purposes of calculating Relative Sales Growth: (i) annual revenues, (ii) product portfolio, and (iii) markets in which the peer company operates.

6.5.9.7
Consistent with the Compensation Policy, and subject to the limitations set forth herein, the Company may determine the Relative Sales Growth targets each year to accurately reflect market conditions or factors, subject to the approval of the Compensation Committee and Board.

6.5.10	Determining Bonus Linked to Business Unit Performance (Commercial Office Holders)

6.5.10.1
A minimum of 90% achievement of Business Unit Performance (“BU Threshold Performance”) must be met for Commercial Office Holders to be eligible to receive the Business Unit Performance component of the Bonus.  If the Business Unit Threshold Performance is not met, then a Commercial Office Holder may be eligible for: (i) the Company Performance component of Bonus, subject to the Company Threshold Performance being met, and (ii) the Individual Performance component of Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.4.

6.5.10.2
Subject to BU Threshold Performance achievement, a payout multiplier will be applied to the Business Unit Performance component of the Target Bonus based on two linked parameters: (i) level of achievement at or greater than BU Threshold Performance and (ii) the percent of relative sales growth as compared to business unit peer(s) (“BU Relative Sales Growth”), as specified in Section 6.5.10.6.

6.5.10.3
A minimum payout multiplier of twenty percent (20%) will be applied to the Business Unit Performance component of the Target Bonus for BU Threshold Performance coupled with less than zero percent (0%) BU Relative Sales Growth.

6.5.10.4
A maximum payout multiplier of one hundred fifty percent (150%) will be applied to the Business Unit Performance component of the Target Bonus for combined achievement of budgeted net sales and budgeted EBT, with each given equal weight, of  greater than one hundred percent (100%), coupled with maximum level of achievement of a pre-defined BU Relative Sales Growth target, as determined annually by the Compensation Committee and the Board.

6.5.10.5
Payouts for Business Unit Performance between the threshold (range from 20% to 75% of the Business Unit Performance component of the Target Bonus, based on BU Relative Sales Growth achievement), target, and maximum will be determined using a slab approach with payout multipliers applied in a stepwise manner for achievement from threshold to maximum, with accelerated stepwise payout multipliers from target to maximum, subject to the maximum payout multipler specified in Section 6.5.10.4.

6.5.10.6
The Company will consider the following factors  in determining comparable business unit(s) peer companies for purposes of calculating BU Relative Sales Growth: (i) annual revenues, (ii) product portfolio, and (iii) markets in which the business unit peer company operates.

6.5.10.7
Consistent with this Compensation Policy, and subject to the limitations set forth herein, the Company may determine the BU Relative Sales Growth targets each year to accurately reflect market conditions or factors, subject to the approval of the Compensation Committee and Board.

6.5.11	Determining Bonus Linked to Individual Performance

6.5.11.1	An Management Office Holder’s Bonus will be linked to attainment of individual performance objectives as specified in Section 6.5.11.4.

6.5.11.2
Individual performance objectives for the chief executive officer are determined and approved by the Compensation Committee and the Board based on general objectives approved for the Company as part of its annual work plan.

6.5.11.3
Individual performance objectives for the all other Management Office Holders are directly linked to the general objectives approved for the Company as part of its annual work plan and are approved by the chief executive officer.

6.5.11.4
Individual performance objectives include specified targets or levels of change in one or more of the following business criteria: (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; (ii) revenue, revenue growth, or rate of revenue growth; (iii) sales or sales growth; (iv) operating expenses; (v) cash flow (including, but not limited to, operating cash flow and free cash flow); (vi) operating margin, profit margin, or gross margin; (vii) balance sheet requirements; (viii) implementation or completion of critical projects or processes; (ix) cost or expense targets, reductions and savings, productivity and efficiencies; (x) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic expansion, customer satisfaction, research and development collaboration, employee engagement, human resources management, information technology, compliance or litigation and goals related to acquisitions, joint ventures and similar transactions; (xi) personal and professional objectives; or (xii) other measures of performance selected by the Compensation Committee and Board.

6.5.11.5
A Management Office Holder’s achievement of Individual Performance Objectives determines his or her performance evaluation score, defined on a multi point scale, for the Performance Period.  A payout multiplier, with a minimum of zero percent (0%) and a maximum of one hundred and twenty percent (120%), will be applied to the Individual Performance component of the Target Bonus based on the performance evaluation score.  If a Management Office Holder receives a  performance evaluation score in the lowest scoring tier for the Performance Period, then he or she will not be entitled to any Bonus for the Performance Period.

6.5.12	Amendment and Termination

6.5.12.1	The Board at any time, and from time to time, may amend the Annual Cash Bonus Plan. The Board or the Compensation Committee at any time, and from time to time, may amend the terms of any Bonus.

6.6	Discretionary Bonus Payments

6.6.1
Notwithstanding the performance criteria specified in Section 6.5 for payment of a Bonus, the Compensation Committee in its sole discretion may  grant a smaller Bonus, or no Bonus at all, instead of the Bonus amount determined under Section 6.5, for partial achievement of performance criteria or based on other performance criteria or discretionary criteria, but may not, in any case, grant a Bonus in excess of the maximum Bonus determined under Section 6.5.

6.6.2
In the following situations the Compensation Committee may approve a discretionary bonus payment to a Management Office Holder not to exceed three (3) months of the Management Office Holder’s base salary, upon the recommendation of the Chairman of the Board and subject to approval of the Board of Directors: (i) extraordinary contribution to achievement of Company Performance, (ii) exceptional execution of a business strategy or initiative, (iii) attainment of significant project milestones, and/or (iv) other similar exceptional achievement that creates sustainable value for the Company.

6.6.3	In all events, the final Bonus granted to an Management Office Holder for an applicable Performance Period will be consistent with and subject to the Company’s Compensation Policy then in effect.

6.7	Treatment of Bonus in Case of Separation, Accident, Illness or Death

6.7.1
In the event an of a Management Office Holder’s termination for any reason prior to the payment of the Bonus other than (i) the Management Office Holder’s disabling illness, accident or death,  or (ii) involuntary termination due to restructuring, reorganization, reduction in force, or any other reason as determined by the Company, subject to the approval of the Compensation Committee, not by the Employer for Cause, as defined in Section 6.7.3, the Bonus for such Performance Period will be forfeited.

6.7.2
Subject to applicable law, if the Compensation Committee shall find that any Management Office Holder to whom any amount is payable under the annual cash bonus plan is unable to care for his or her affairs because of illness, accident or death, then any payment due to such Management Office Holder or his or her estate (unless a prior claim has been made by a duly appointed legal representative) may, if the Compensation Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Management Office Holder, or any other person deemed by the Compensation Committee to be an appropriate recipient on behalf of such Management Office Holder otherwise entitled to payment.  Any such payment shall be complete discharge of the liability of the Compensation Committee and the Company thereafter.

6.7.3
As used in this Compensation Policy, “Cause” means a good faith determination by the Company of: (i) gross negligence, willful misconduct, or neglect in the performance of the Management Office Holders duties and services as an employee; (b) violation of any material policy of the Company; (c) violation of any federal, state, or local law or regulation in the performance of your employment duties; or (d) conviction of a felony or other crime involving moral turpitude.

6.7.4
In the event of a Management Office Holder’s termination prior to Bonus payment by reason of the Management Office Holder’s voluntary retirement, such Management Office Holder will be eligible to receive the Bonus accordance with the terms set forth in this Compensation Policy and the Bonus payment will be paid to such Management Office Holder at the same time as paid to active Management Office Holders.

6.8	Long Term Variable Compensation

6.8.1
In addition to the annual cash bonus, a Management Office Holder’s compensation may include a long term cash incentive (“Long Term Incentive” or “LTI”) which will consist of a cash award based on achievement of long term performance goals of the Company, subject to the receipt of all approvals required by applicable law and to the terms of the Compensation Policy.

6.8.2
The inclusion of a Long Term Incentive for Management Office Holders shall be determined on a limited case by case basis and, if granted, may differ from one Management Office Holder to another based on the parameters specified in Section 4.2.

6.8.3
The target Long Term Incentive for eligible Management Office Holders will be no less than twenty percent (20%) and no more than forty percent (40%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked, for one hundred percent (100%) achievement of Company and individual performance objectives determined as follows: (i) the achievement of a combination of budgeted net sales and budgeted EBT targets, with each given equal weight, over not less than a three year Performance Period (“LTI Company Performance”), and (ii) individual performance as defined in Section 6.5.11.4 and scored over the same not-less-than three year Performance Period (“LTI Individual Performance”), with the LTI Company Performance and LTI Individual Performance given equal weight.

6.8.4	The LTI Company Performance and LTI Individual Performance payout multipliers applied to the target Long Term Incentive will be capped at a maximum of one hundred and fifty percent (150%).

6.8.5
For eligible Management Office Holders, following the close of each Performance Period, the Company may award a Long Term Incentive for such Performance Period, as determined by the Company, with the approval of the Compensation Committee and the Board.  Such Long Term Incentive, to the extent earned, will be paid to the eligible Management Office Holder no earlier than following the financial close of the third Performance Period following the Performance Period for which the Long Term Incentive was awarded.

6.8.6
Except as otherwise provided by the Company, an eligible Management Office Holder will not be entitled to receive any Long Term Incentive cash payment if the Management Office Holder is not employed by and actively working for the Company at the time such Long Term Incentive cash payment is to be paid.

6.8.7	Notwithstanding the above, the Management Office Holder will forfeit all accrued Long Term Incentive cash payments if the Management Office Holder is terminated by the Company for Cause.

6.9	Maximum Variable Compensation

6.9.1
The maximum variable compensation, including the annual cash Bonus, Long Term Incentive and any discretionary payment awarded pursuant to Section 6.6.1, as a percentage of the base salary, may differ from one Management Office Holder to another based on the criteria specified in Section 4.2 above, but, in any case, will not exceed one hundred and fifty percent (150%) of base salary, for each Performance Period.

6.10	Ratio of the Management Office Holder’s compensation to the average and median salary in the Company

6.10.1
Due to the Company’s global operations, the Compensation Committee has taken and will take into consideration while determining the Management Office Holders’ compensation, the fact that the Company’s employees are employed in various countries worldwide, under different terms of employment. Therefore, the Compensation Committee shall consider the relationship between the terms of service and employment of the Management Office Holder and the salary of the other employees of the Company in each Management Office Holder’s geographic location, and in particular the ratio of the total compensation for the Management Office Holders of the Company to the average and median salary of the Company’s employees in each geographic location. The Company estimates that the gap between the compensation of Management Office Holders and other employees, assuming implementation of this Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of that gap on the daily working environment in the Company were examined and will continue to be examined by the Compensation Committee from time to time in order to ensure that levels of executive compensation, as compared to those of the overall workforce, will not have a negative impact on work relations in the Company.

6.11	Termination Related Terms

6.11.1
Statutory Severance related terms and payments will be made in accordance and subject to the applicable law in each geographic location of the Company’s Management Office Holders, and according to the actual terms of termination determined for each Management Office Holder in his or her employment agreement.

6.11.2
Subject to applicable law, should the Company decide to make termination payments to a departing Management Office Holder, such payments may include, but not exceed an aggregate of fifteen (15) months’ pay for the combined advanced notice period and severance pay.

6.11.3
When considering any termination payments, the Compensation Committee may consider certain criteria, including, but not limited to, the length of the Management Office Holder’s employment period, his or her performance during his or her employment, the circumstances surrounding the termination of employment, etc.

7.	Non-Material Amendments to Existing Compensation

7.1
In accordance with Section 1B3 to the Companies Law Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an Office Holder who reports to the chief executive officer will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the Fixed Compensation component, has been approved by the chief executive officer, and is consistent with the terms of this Compensation Policy.

8.	Compensation of Non-Management Directors

8.1
The Companies Law regulations generally require an Israeli public company to have at least two external directors with no prior linkage to the company or to any controlling shareholder (“External Directors”).

8.2	External Directors are elected by shareholders for terms of three years.

8.3
For so long as the Company is required to, and actually does, elect External Directors, the compensation of the External Directors shall be fixed in accordance with the Companies Law Regulations (Rules Regarding Remuneration and Expenses for an External Director) 5760-2000 (such compensation, the “External Director Fees”).

8.4
The compensation paid to Non-Management Directors, excluding External Directors governed by External Director Fees, in their capacity as such shall be determined, taking into account: (i) the field in which the Company operates, (ii) comparison with companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or privately-held, and (iii) the contribution and active involvement in the business of the Company. Such compensation may be paid to the Director or to a company controlled by such Director.

8.5
The Company shall reimburse, or cover in advance for, its Non-Management Directors, expenses (including travel expenses) incurred in connection with attending meetings of the Board and its committees or performing other services for the Company in their capacity as Non-Management Directors in accordance with this Policy and Israeli law.

8.6
Non-Management Directors (other than External Directors, whose compensation is fixed in accordance with the Companies Law regulations) who provide additional professional and/or consulting services outside of their capacity as Non-Management Directors may be entitled to additional compensation as shall be determined by the Company, consisting of: (i) management or consulting fees, and/or (ii) annual cash bonus.

8.7
Mr. Dilip Shanghvi (a Director and Chairman of the Board) and Mr. Sudhir Valia (a Director) are eligible to participate in the Company’s annual cash bonus plan based upon the Company’s achievement of defined performance objectives, subject to the receipt of all approvals required by applicable law and to the terms of this Compensation Policy.

8.7.1	The Target Bonus for Mr. Dilip Shanghvi shall be equal to one hundred percent (100%) of his annual director fee.

8.7.2	The Bonus for Mr. Dilip Shanghvi will be based one hundred percent (100%) on Company Performance.

8.7.3	The Target Bonus for Mr. Sudhir Valia shall be equal to one hundred percent (100%) of his annual director fee.

8.7.4	The Bonus for Mr. Sudhir Valia will be based one hundred percent (100%) on Company Performance.

8.7.5	The Bonuses that may be paid to Mr. Dilip Shanghvi and Mr. Sudhir Valia shall be determined in accordance with same process for Management Office Holders set forth in Section 6.5.9 of this Policy.

9.	Clawback/Recoupment

9.1
Notwithstanding anything contained herein to the contrary, the Company shall have the authority to recover all or a portion of any compensation paid to an Office Holder that was paid on the basis of financial data included in its financial statements, in any Performance Period, that were found to be inaccurate and were subsequently restated.

9.2
In such event, the Company will seek reimbursement from the Office Holder to the extent such Office Holder would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10.	Withholding Obligations

10.1
Any tax consequences arising from any grant or payment of any cash compensation award or from any other event or act of the Company hereunder shall be borne solely by the Office Holder.  The Company shall withhold taxes according to the requirements under the applicable laws, rules, and regulations.

11.	No Limitation on Compensation

11.1
Subject to receipt of the requisite approvals under the Companies Law, nothing in this Policy shall be construed to limit the right of the Company to establish other incentive plans or to pay compensation to its employees, Office Holders (including Directors) in cash or property, that are aimed at the achievement of short and/or long-term Company objectives, in a manner that is not expressly authorized under this Policy.

12.	Office Holders Insurance, Indemnification and Exemption

12.1
The Company may exempt its Office Holders from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and may provide them with indemnification and release agreement providing for same. In addition, the Company’s Office Holders may be covered by the Company’s directors’ and officers’ liability insurance policies.

12.2
The Committee and the Board may review, from time to time, the Company’s indemnification and release agreements and its directors’ and officers’ liability insurance policies, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for Office Holders.

13.	Reliance on Reports

13.1
Each member of the Compensation Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountants of the Company and upon any information furnished in connection with the Compensation Policy by any person or persons other than such member.

14.	Processes for the supervision and control of the Compensation Policy

14.1
The responsibility for determining the rules for interpreting the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board, based on the Compensation Committee’s recommendations.

14.2	The Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board and shareholders to amend the Policy as it deems necessary from time to time.

14.3
Other than as permitted otherwise under the Companies Law, the approval of compensation for an Office Holder shall be determined by the Compensation Committee, and subsequently approved by the Board; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company. Further to the foregoing, it is hereby clarified that in case of any amendment made to provisions of the Companies Law and any other applicable rules and regulations in a manner that will facilitate the Company’s ability to more readily approve or pay Office Holder compensation, the Company shall be entitled to follow those provisions even if they contradict the principles of this Compensation Policy.

14.4
The Compensation Committee and the Board of the Company based on the Committee’s recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall be in accordance with the considerations and the criteria which have been set forth in Section 2 above, according to law and subject to the circumstances of the matter.

14.5	Stringent control procedures shall be exercised in order to ensure that the Compensation Policy is appropriately implemented.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Proxy for Annual General Meeting of Shareholders to be held on December 19, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Myla Kaplan, Anat Edrey and Avi Avramoff, each with full power of substitution and each of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on Friday, November 16, 2018, at the Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held on Wednesday, December 19, 2018, at 10:00 a.m. Israeli time at the offices of the Company’s Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, 5250608, and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE WITH RESPECT TO PROPOSALS 1 OR 3, THIS PROXY WILL BE VOTED “FOR” THOSE PROPOSALS. IF NO DIRECTION IS MADE WITH RESPECT TO PROPOSALS 2, 4, 5, 6, OR 7, THE UNDERSIGNED WILL BE DEEMED TO HAVE NOT PARTICIPATED IN THE VOTING ON THAT PROPOSAL. THIS PROXY WILL FURTHERMORE BE VOTED IN SUCH MANNER AS THE HOLDER OF THE PROXY MAY DETERMINE WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

IMPORTANT NOTE: THE VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSALS 2, 4, 5, 6, OR 7 UNLESS THE UNDERSIGNED INDICATES THAT (I) HE, SHE OR IT IS NOT A CONTROLLING SHAREHOLDER AND DOES NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF THAT PROPOSAL BY CHECKING THE BOX “FOR” ITEMS 2A, 4A, 5A, 6A, AND 7A ON THE REVERSE SIDE, OR (II) HE, SHE OR IT IS A CONTROLLING SHAREHOLDER OR HAS A CONFLICT OF INTEREST IN THE APPROVAL OF THAT PROPOSAL BY CHECKING THE BOX “AGAINST” ITEMS 2A, 4A, 5A, 6A, OR 7A (AS APPLICABLE) ON THE REVERSE SIDE.

Any and all proxies heretofore given by the undersigned are hereby revoked.

 (Continued and to be signed on the reverse side)

4. To approve that our Chairman of the Board of Directors, Mr. Dilip Shanghvi, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.	☐	☐	☐
4A. By checking the box marked "FOR," the undersigned hereby confirms that he, she, or it is not a "controlling shareholder" (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 4. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box "AGAINST." **[THIS ITEM MUST BE COMPLETED]**	☐	☐	
5. To approve that our director, Mr. Sudhir Valia, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.	☐	☐	☐
5A. By checking the box marked "FOR," the undersigned hereby confirms that he, she, or it is not a "controlling shareholder" (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 5. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box "AGAINST." **[THIS ITEM MUST BE COMPLETED]**	☐	☐	
6. To approve an amended annual salary for Mr. Uday Baldota for his role as Chief Executive Officer ("CEO") of the Company.	☐	☐	☐
6A. By checking the box marked "FOR," the undersigned hereby confirms that he, she, or it is not a "controlling shareholder" (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 6. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box "AGAINST." **[THIS ITEM MUST BE COMPLETED]**	☐	☐	
7. To approve that our CEO, Mr. Uday Baldota, beginning April 1, 2018, be eligible for amended annual bonuses in accordance with the Compensation Policy for Office Holders.	☐	☐	☐
7A. By checking the box marked "FOR," the undersigned hereby confirms that he, she, or it is not a "controlling shareholder" (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 7. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box "AGAINST." **[THIS ITEM MUST BE COMPLETED]**	☐	☐	

Signature of shareholder ______ Date ______ Signature of shareholder ______ Date ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 7, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director